May 28, 1997

Dear Shareholder:

The Board of Directors (the "Board") of Maxco, Inc. (the "Company") has approved an Exchange Offer which will allow all common shareholders of record of the Company, as of April 22, 1997, to participate in a unique investment opportunity. Specifically, the Board of Directors has authorized the issuance of one (1) share of Ten Percent (10%) Preferred Stock for every fifteen (15) shares of Maxco Common tendered in this Exchange Offer. The Preferred Stock would have a One Hundred Twenty Dollar ($120.00) face value. If the Preferred Shares trade at the face value, this provides the tendering investor a premium of 17% over the average closing price of the Common Stock for the ten trading days up to and including May 23, 1997 which was $6.84 per share. However, there is no assurance that the Preferred Shares will trade at their face value. In addition, because the Preferred Shares are not being registered with the US Securities and Exchange Commission, they will not be freely tradable and there is little likelihood that a trading market in the Preferred Shares will develop.

Based on the aforementioned parameters, this new issue of Preferred Stock would carry an effective dividend yield of 11.7% which represents a healthy premium in today's low interest rate environment. These dividends would be payable out of earnings. While there may be occasions when earnings are not sufficient to pay dividends, such dividends otherwise payable will accumulate to the benefit of the preferred shareholder.

The Board of Directors of Maxco, Inc. has authorized this transaction for a number of reasons. Historically the Company has maintained the policy of reinvesting earnings for the future, and therefore, not paying a dividend on its Common Stock. In recent times, however, the Board has felt that there were various constituencies which would be better served through dividend income. Therefore, the Board has endeavored to provide an instrument which would enable the Maxco shareholder to increase dividend income by exchanging their Common Stock into Preferred Stock.

This Exchange Offer allows you as an individual shareholder to determine the level of dividend income versus capital gains which you desire, subject to the number of shares of Common Stock tendered in the Exchange Offer. In other words, the Exchange Offer provides a means to turn all or a portion of your Maxco Common Stock into a high yielding Preferred Stock while minimizing capital gains tax and eliminating brokerage commission, which could collectively amount to a significant amount. The final number of shares of Common Stock which will be accepted from each individual will be dependant upon the total number of shares of Common Stock tendered in the offering.

If, after careful review of the enclosed materials, you should determine that an investment in a high yielding, dividend paying, Preferred Stock is in your best interest, please fill out and sign the enclosed Letter of Transmittal signifying the number of shares of Common Stock which you wish to exchange in this offer.

Sincerely,

MAXCO, INC.

Max A. Coon
Chairman & Chief Executive Officer